Lyris, Inc.

6401 Hollis Street, Suite 125

Emeryville, CA 94608

September 14, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Mark P. Shuman, Legal Branch Chief
Katherine Wray, Attorney-Advisor

	Re:	Lyris, Inc.
Registration Statement on Form S-1
File No. 333-181654

Ladies and Gentlemen,

Purusant to Rule 477 promulgated under the Securities Act of 1933, as amended (“Securities Act”), Lyris, Inc. (“Company”) hereby respectfully requests that the Securities and Exchange Commission (“Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-181654), as initially filed with the Commission on May 24, 2012 and amended on July 26, 2012 (“Registration Statement”), with such request to be approved effective as of the date hereof.

The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective by the Commission, and no securities have been sold or issued thereunder.  Because the proposed offering of the securities registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Horace Nash, Esq. of Fenwick & West LLP, via email at hnash@fenwick.com or via facsimile at (650) 938-5200.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel, Horace Nash, Esq. of Fenwick & West LLP at (650) 335-7934. Thank you.

Sincerely,

/s/ Deborah Eudaley

Deborah Eudaley
Chief Financial Officer